Exhibit 99.1

Abits Group Receives NASDAQ Notification Regarding Minimum Bid Price Requirements

Hong Kong, April 15, 2024 (GLOBE NEWSWIRE) — Abits Group Inc (the “Company”) (NASDAQ: ABTS), a company engaged in bitcoin mining and related services business based in the United States, announced today that on April 12, 2024, it received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5550(a)(2). It resulted from the fact that the closing bid price of the Company’s ordinary shares was below $1.00 per share for a period of 30 consecutive business days. This press release is issued pursuant to Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification. The notification has no immediate effect on the listing of the Company’s ordinary shares, which will continue to trade uninterrupted on Nasdaq under the ticker “ABTS”.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until October 9, 2024 (the “Compliance Period”), to regain compliance with Nasdaq’s minimum bid price requirement. If at any time during the Compliance Period, the closing bid price per share of the Company’s ordinary shares is at least $1.00 for a minimum of 10 consecutive business days, Nasdaq will provide the Company a written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance with the minimum bid price requirement by October 9, 2024, the Company may be eligible for an additional 180 calendar day grace period.

About Abits Group Inc

Abits Group Inc, a company organized in the British Virgin Islands in May 2021. Abits Group Inc operates in the State of Tennessee through a wholly owned subsidiary, ABIT USA, Inc., and also operates in Beijing and Hong Kong, China.

Forward-Looking Statements

This announcement contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 as amended. These forward-looking statements are based on the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995 and may be governed by terms such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” Believe, “estimate”, “potential”, “continue”, “in progress”, “goal”, “guidance expectations” and similar statements are identified. The company may also include in its periodic reports to the US Securities and Exchange Commission (“SEC”), annual reports to shareholders, press releases and other written materials, as well as oral statements from third parties to the company’s management, directors or employees. Any statements that are not historical facts, including statements about the company’s philosophy and expectations, are forward-looking statements that involve factors, risks, and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These factors and risks include, but are not limited to, the following: company’s goals and strategies; future business development; financial status and operating results; expected growth of bitcoin mining industry and Internet media marketing industry; demand and acceptance of the company’s products and services; the relationship between the company and strategic partners; industry competition; and policies and regulations related to the company’s structure, business and industry. More detailed information about these and other risks and uncertainties is included in the company’s filings with the Securities and Exchange Commission. All information provided in the company’s introduction is the latest information as of the date of publication of the company. Except as provided by applicable law, the company is not obligated to update such information.

For further information, please contact:

Wanhong Tan

Chief Financial Officer

+852 9855 6575

yf@abitgrp.com